September 26, 2018

Brian Farley
Executive Vice President and General Counsel
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza
Suite 2024
Chicago, IL 60654

       Re: Allscripts Healthcare Solutions, Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 26, 2018
           Form 10-Q for the quarterly period ended June 30, 2018
           Filed August 6, 2018
           File No. 001-35547

Dear Mr. Farley:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)
Note 2. Revenue from Contracts with Customers
Performance Obligations, page 12

1. Please tell us the methods, inputs, and assumptions used to determine the transaction price and allocation of the transaction price for each of your performance obligations. Clarify how your existing disclosures comply with ASC 606-10-50-20.
 Brian Farley
Allscripts Healthcare Solutions, Inc.
September 26, 2018
Page 2
Revenue Recognition, page 14

2. Please tell us which performance obligations fall into each revenue type of software delivery, support and maintenance and client services by recurring and non-recurring.
         Further, please tell us, and revise as appropriate, what consideration you gave to separately presenting revenue and cost of revenue by tangible product and services on the face of your income statement. Refer to guidance in Rule 5-03(b)(1) and (2) of
         Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.



                                                             Sincerely,
FirstName LastNameBrian Farley
                                                             Division of
Corporation Finance
Comapany NameAllscripts Healthcare Solutions, Inc.
                                                             Office of
Information Technologies
September 26, 2018 Page 2                                    and Services
FirstName LastName